Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED DIVIDENDS

	(dollars in thousands)
	Six months ended June 30, 2017	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Net (loss) income	$(3,535)	$201,700	$(61,833)	$3,070	$338
Preferred deemed dividends	—	—	—	(9,455)	—
Series B preferred stock dividends	(9,000)	(18,000)	(17,748)	—	—
Net (loss) income attributable to common and participating stockholders	$(12,535)	$183,700	$(79,581)	$(6,385)	$338
Interest on runoff notes	$1,209	$2,616	$3,702	$8,993	$14,897
Interest charges due to debt facility termination	—	—	—	13,232	—
Total fixed charges	1,209	2,616	3,702	22,225	14,897
Preferred dividends	9,000	18,000	17,748	9,455	—
Total fixed charges and preferred dividends	$10,209	$20,616	$21,450	$31,680	$14,897
Ratio of net (loss) income to combined fixed charges and preferred dividends	(35%)	978%	(288%)	10%	2%
Ratio of net (loss) income attributable to common and participating stockholders to combined fixed charges and preferred dividends	(123%)	891%	(371%)	(20%)	2%